


Vision Capital                          Yield = 2{(  $12,430.80   -   $0.00  )+1)^6-1}=
Appreciation Fund

Computation of SEC Yield                             1,411,042    *(  $12.13 -            0.02020)

As of: November 30, 1996
                                                     SEC Yield =      0.87%

Dividend and/or Interest
Inc for the 30 days ended $12,430.80

Net Expenses for          $0.00
the Period

Avg Daily Shares
Outstanding and entitled
to receive dividends      1,411,042

Maxium offering price     $12.13
per share as of 11-30-96

Undistributed net income  0.02020

Tax Equivalent Yield
(assumes individual
  does not itemize
  on Federal Return)
100 % minus the Federal
taxable % (100%-28%=72%)

30 SEC yield / by the tax
equiv % (0.00% / 72.0%)=  1.21%
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